UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________
SCHEDULE 14D-9
Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934
CANADA SOUTHERN PETROLEUM LTD.
(Name of Subject Company)
CANADA SOUTHERN PETROLEUM LTD.
(Name of Person(s) Filing Statement)
Common Shares
(Title of Class of Securities)
135231108
(CUSIP Number of Class of Securities)
________________
Timothy L. Largay, Esq.
Murtha Cullina LLP
CityPlace I, 185 Asylum Street
Hartford, Connecticut 06103-3469
Telephone: (860) 240-6017
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)
With copies to:

Pat C. Finnerty, Esq.	Jeffrey Bagner, Esq.
Blake, Cassels & Graydon LLP	Fried, Frank, Harris, Shriver &
Suite 3500, Bankers Hall East	Jacobson LLP
855 — 2nd Street SW	One New York Plaza
Calgary, Alberta T2P 4J8	New York, NY 10004
Canada

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction
     This Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9” or “Statement”) relates to the unsolicited offer (the “CanSup Offer”) by Canadian Superior Energy Acquisitions Inc. (the “CanSup Offeror”), a corporation organized and existing under the laws of the Province of Alberta, Canada and a wholly-owned subsidiary of Canadian Superior Energy Inc. (“Canadian Superior”), to purchase all of the issued and outstanding common shares (the “Common Shares”) of Canada Southern Petroleum Ltd., a corporation organized and existing under the laws of the Province of Alberta, Canada (“Canada Southern” or the “Corporation”), including any Common Shares which may become outstanding upon the exercise of options to acquire Common Shares, at a price of Cdn. $2.50 cash and 2.75 common shares of Canadian Superior per Common Share. In connection with the CanSup Offer, the Board of Directors of the Corporation has prepared a Directors’ Circular (the “Directors’ Circular”) under the applicable provisions of the Canadian securities laws, which will be mailed to the Corporation’s shareholders. The Directors’ Circular is filed as Exhibit (a)(1) to this Statement and is hereby incorporated herein by reference in its entirety, and as more particularly set forth below.
Item 1. Subject Company Information
     Name and address. The name of the subject company to which this Statement relates is Canada Southern Petroleum Ltd. The Corporation’s principal executive offices are located at Suite 250, 706 — 7th Avenue S.W., Calgary, Alberta, Canada T2P 0Z1. The telephone number at such location is (403) 269-7741.
     Securities. The class of equity securities to which this Statement relates is the Common Shares of Canada Southern, including any Common Shares which may become outstanding upon the exercise of options to acquire Common Shares, and the associated Rights to purchase Common Shares issued pursuant to the Shareholder Rights Plan Agreement, dated May 24, 2006, by and between Canada Southern and American Stock Transfer & Trust Company, as rights agent (the “Rights Agreement”). As of June 16, 2006, there were 14,496,165 Common Shares outstanding.
Item 2. Identity and Background of Filing Person.
     Name and address. Canada Southern, the subject company, is the person filing this Statement. Its business address and telephone number are set forth in Item 1 above. The Corporation maintains a website at www.cansopet.com. The website and the information on or connected to the website are not part of this Statement and are not incorporated herein by reference.
     Tender Offer. This Statement relates to the CanSup Offer. The CanSup Offer is described in a Tender Offer Statement on Schedule TO (the “Schedule TO”) initially filed by the CanSup Offeror with the United States Securities and Exchange Commission (the “Commission”) on June 19, 2006. The Schedule TO states that the CanSup Offer is subject to the terms and conditions set forth in the Offer and Circular, dated June 16, 2006 (the “CanSup Offer and Circular”), and the related Letter of Transmittal, copies of which were filed as exhibits to the Schedule TO.
     The CanSup Offer and Circular states that the principal executive offices of the CanSup Offeror and Canadian Superior are located at 3300, 400 — 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2. The telephone number at such location is (403) 294-1411. All information set forth in this Statement or incorporated by reference into this Statement about the CanSup Offeror and its affiliates was obtained from reports or statements made by the CanSup Offeror and filed with the Commission, including but not limited to the Schedule TO, and Canada Southern has not verified the accuracy or completeness of any of them.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     Conflicts of Interest. The information set forth in the Directors’ Circular under the headings “Ownership of Securities of Canada Southern,” “Arrangements Between Canada Southern and its Directors and Senior Officers,” “Arrangements Between Canadian Superior or the CanSup Offeror and the Directors and Senior Officers of Canada Southern,” “Ownership of Securities of Canadian Superior and the CanSup Offeror” and “Interests in Material Contracts of Canadian Superior and the CanSup Offeror” is incorporated herein by reference. In addition, the information set forth in sections entitled “Executive Compensation,” “Indebtedness of Directors and Executive Officers,” “Statement of Corporate Governance Practices” and “Schedule B — Stock Option Plans” of Canada Southern’s Information Circular, dated April 21, 2006, which was sent to the shareholders of Canada Southern in connection with the June 8, 2006 Annual General and Special Meeting of Shareholders, is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference. Further, the information set forth in the Form of Retention Bonus Agreement for Senior Officers is filed as Exhibit (e)(2) to this Statement and is incorporated herein by reference.
Item 4. The Solicitation or Recommendation.
     Solicitation or Recommendation. The information set forth in the Directors’ Circular under the headings “Summary — The CanSup Offer — Unanimous Recommendation of the Board of Directors in relation to the CanSup Offer” and the information set forth in the Directors’ Circular in the second paragraph under the heading “Unanimous Recommendations of the Board” is incorporated herein by reference.
     Reasons. The information set forth in the Directors’ Circular under the headings “Summary — The CanSup Offer — Reasons for Rejection,” “Analysis and Reasons for the Board’s Conclusions and Recommendations — To Reject the CanSup Offer,” “Opinions of Canada Southern’s Financial Advisor — CanSup Offer” and “Schedule C — Inadequacy Opinion of CIBC World Markets Inc. in respect of the CanSup Offer” is incorporated herein by reference.
     Intent to Tender. The information set forth in the Directors’ Circular under the heading “Summary — The CanSup Offer — Intention of Directors and Senior Officers and their Associates in respect of the CanSup Offer” and the information set forth in the Directors’ Circular in the second paragraph under the heading “Intentions of Directors and Senior Officers and their Associates” is incorporated herein by reference.
Item 5. Person/Assets, Retained, Employed, Compensated or Used.
     Solicitations or Recommendations. The information set forth in the Directors’ Circular under the heading “Persons Retained by Canada Southern in Connection with the Offers” is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.
     Securities Transactions. The information set forth in the Directors’ Circular in the eighth paragraph under the heading “Directors’ Circular” and the information set forth in the Directors’ Circular under the headings “Trading in Securities of Canada Southern” and “Issuances of Securities of Canada Southern to its Directors and Senior Officers” is incorporated herein by reference.
Item 7. Purposes of the Transaction and Plans or Proposals.
     Subject Company Negotiations. The information set forth in the Directors’ Circular under the headings “Summary — Pre-Acquisition Agreement,” “Summary — Lock-Up Agreements,” “Background to the Offers and the Response of Canada Southern,” “Pre-Acquisition Agreement ” and “Lock-Up Agreements” is incorporated herein by reference.
Item 8. Additional Information.
     Other Material Information. The information set forth in the Directors’ Circular under the headings “Material Changes,” “Other Matters,” “Statutory Rights” and “Other Information” is incorporated herein by reference.
Item 9. Exhibits.

(a)(1)	Directors’ Circular, dated June 26, 2006.

(a)(2)	Press Release, dated June 5, 2006 (previously filed with the Commission electronically on EDGAR under cover of Schedule 14D-9 on June 5, 2006 and hereby incorporated herein by this reference).

(a)(3)	Press Release, dated June 8, 2006 (previously filed with the Commission electronically on EDGAR as Exhibit (a) (11) to Amendment No. 4 to Canada Southern’s Solicitation/Recommendation Statement on Schedule 14D-9 pertaining to the unsolicited offer (the “Petro-Canada Offer”) by Nosara Holdings, Ltd., a wholly owned subsidiary of Petro-Canada, on June 9, 2006 and hereby incorporated herein by this reference).

(a)(4)	Press Release, dated June 19, 2006 (previously filed with the Commission electronically on EDGAR under cover of Schedule 14D-9 on June 19, 2006 and hereby incorporated herein by this reference).

(a)(5)	Press Release, dated June 19, 2006 (previously filed with the Commission electronically on EDGAR under cover of Form 6-K on June 20, 2006 and hereby incorporated herein by this reference).

(a)(6)	Press Release, dated June 26, 2006.

(a)(7)	Pre-Acquisition Agreement by and among Canadian Oil Sands Limited, 1212707 Alberta Ltd. and Canada Southern, dated June 18, 2006 (previously filed with the Commission electronically on EDGAR as Exhibit (a)(12) to Amendment No. 5 to Canada Southern’s

Solicitation/Recommendation Statement on Schedule 14D-9 pertaining to the Petro-Canada Offer on June 19, 2006 and hereby incorporated herein by this reference).

(e)(1)	Excerpts from Canada Southern’s Information Circular, dated April 21, 2006, relating to the June 8, 2006 Annual General and Special Meeting of Shareholders of the Corporation (previously filed with the Commission electronically on EDGAR as Exhibit (e)(1) to Canada Southern’s Solicitation/Recommendation Statement on Schedule 14D-9 pertaining to the Petro-Canada Offer on May 25, 2006 and hereby incorporated herein by this reference).

(e)(2)	Form of Retention Bonus Agreement for Senior Officers and Key Employees of Canada Southern (previously filed with the Commission electronically on EDGAR as Exhibit (e)(2) to Canada Southern’s Solicitation/Recommendation Statement on Schedule 14D-9 pertaining to the Petro-Canada Offer on May 25, 2006 and hereby incorporated herein by this reference).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2006	CANADA SOUTHERN PETROLEUM LTD.
	By:	/s/ John W.A. McDonald
		Name:	John W.A. McDonald
		Title:	President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Document

(a)(1)	Directors’ Circular, dated June 26, 2006.

(a)(2)	Press Release, dated June 5, 2006 (previously filed with the Commission electronically on EDGAR under cover of Schedule 14D-9 on June 5, 2006 and hereby incorporated herein by this reference).

(a)(3)	Press Release, dated June 8, 2006 (previously filed with the Commission electronically on EDGAR as Exhibit (a) (11) to Amendment No. 4 to Canada Southern’s Solicitation/Recommendation Statement on Schedule 14D-9 pertaining to the unsolicited offer (the “Petro-Canada Offer”) by Nosara Holdings, Ltd., a wholly owned subsidiary of Petro-Canada, on June 9, 2006 and hereby incorporated herein by this reference).

(a)(4)	Press Release, dated June 19, 2006 (previously filed with the Commission electronically on EDGAR under cover of Schedule 14D-9 on June 19, 2006 and hereby incorporated herein by this reference).

(a)(5)	Press Release, dated June 19, 2006 (previously filed with the Commission electronically on EDGAR under cover of Form 6-K on June 20, 2006 and hereby incorporated herein by this reference).

(a)(6)	Press Release, dated June 26, 2006.

(a)(7)	Pre-Acquisition Agreement by and among Canadian Oil Sands Limited, 1212707 Alberta Ltd. and Canada Southern, dated June 18, 2006 (previously filed with the Commission electronically on EDGAR as Exhibit (a)(12) to Amendment No. 5 to Canada Southern’s Solicitation/Recommendation Statement on Schedule 14D-9 pertaining to the Petro-Canada Offer on June 19, 2006 and hereby incorporated herein by this reference).

(e)(1)	Excerpts from Canada Southern’s Information Circular, dated April 21, 2006, relating to the June 8, 2006 Annual General and Special Meeting of Shareholders of the Corporation (previously filed with the Commission electronically on EDGAR as Exhibit (e)(1) to Canada Southern’s Solicitation/Recommendation Statement on Schedule 14D-9 pertaining to the Petro-Canada Offer on May 25, 2006 and hereby incorporated herein by this reference).

(e)(2)	Form of Retention Bonus Agreement for Senior Officers and Key Employees of Canada Southern (previously filed with the Commission electronically on EDGAR as Exhibit (e)(2) to Canada Southern’s Solicitation/Recommendation Statement on Schedule 14D-9 pertaining to the Petro-Canada Offer on May 25, 2006 and hereby incorporated herein by this reference).